March 27, 2009	Geoffrey P. Leonard 415-315-6364 415-315-4833 fax geoffrey.leonard@ropesgray.com

VIA EDGAR

Mr. Rufus Decker Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Landec Corporation
Form 10-K for the fiscal year ended May 25, 2008
Forms 10-Q for Fiscal Quarters Ended August 31, 2008 and November 30, 2008
File No. 0-27446

Dear Mr. Decker:

           On behalf of Landec Corporation (“Landec or the “Company”), we are responding to the staff’s letter dated February 27, 2009 relating to Landec’s Form 10-K for the fiscal year ended May 25, 2008 and Forms 10-Q for the fiscal quarters ended August 31, 2008 and November 30, 2008.  For the staff’s convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

FORM 10-K FOR THE YEAR ENDED MAY 25, 2008

General

1.
Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Response:  Where a comment requests additional disclosures or other revisions, the Company will show in its supplemental response what the revisions will look like in the Company’s future filings, including its interim filings.

Mr. Rufus Decker
March 27, 2009

Item 1A.  Risk Factors, page 15

2.
Comment:  In filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other factors described elsewhere in this report or other risks that you do not currently deem material or of which you are currently unaware.  In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you face.  If you do not deem risks material, you should not make reference to them.

Response:  In future filings containing risk factor disclosure, the Company will delete qualifying or limiting statements in the introductory paragraph which refer to “other factors including, without limitation, those described elsewhere in this report” such that the introductory paragraph to the risk factors will read as follows:

“Landec desires to take advantage of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995 and of Section 21E and Rule 3b-6 under the Securities Exchange Act of 1934.  Specifically, Landec wishes to alert readers that the following important factors could, in the future affect, and in the past have affected, Landec’s actual results and could cause Landec’s results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of Landec.  Landec assumes no obligation to update such forward-looking statements.”

Item 7.  Management’s Discussions and Analysis of Financial Condition and Results of Operations, page 25
Critical Accounting Policies – Goodwill and Other Intangible Assets, page 27

3.
Comment:  In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please disclose the following in future filings.  In this regard, we note your expanded disclosures in Note 6 of your Form 10-Q for the quarter ended November 30, 2008 and request that you provide those disclosures as well as the following additional disclosures.

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•
You disclose in your Form 10-Q that you consider the results of both of the approaches set forth in SFAS 142 to estimate the fair value of each relevant reporting unit.  Please expand your disclosures to include sufficient information to enable a reader to understand the assumed benefits of each approach;

Mr. Rufus Decker
March 27, 2009

•	How you weight each of the techniques used including the basis for that weighting;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response: To clarify its accounting policy with regard to goodwill and other intangible assets with indefinite lives, the Company will modify its critical accounting policy disclosure for future filings, beginning with its filing of the Form 10-Q for the third fiscal quarter ended March 1, 2009, to read as set forth below:

“The Company’s intangible assets are comprised primarily of goodwill and other intangible assets with indefinite lives (collectively, “intangible assets”), which the Company recognized in accordance with the guidelines in SFAS No. 141, “Business Combinations” (“SFAS 141”) (i) upon the acquisition, in December 1999, of all the assets of Apio, Inc. (“Apio”), which consists of the Food Products Technology and Commodity Trading reporting units and (ii) from the repurchase of all minority interests in the common stock of Landec Ag, Inc. (“Landec Ag”), a subsidiary of the Company, in December 2006. SFAS 141 defines goodwill as “the excess of the cost of an acquired entity over the net of the estimated fair values of the assets acquired and the liabilities assumed at date of acquisition.” All intangible assets, including goodwill, associated with the Apio acquisition were allocated to the Food Products Technology reporting unit pursuant to SFAS 141 based upon the allocation of assets and liabilities acquired and consideration paid for the Food Products Technology reporting unit.  The consideration paid for the Commodity Trading reporting unit approximated its fair market value at the time of acquisition, and therefore no intangible assets were recorded in connection with the Company’s acquisition of this reporting unit.  Goodwill associated with the Technology Licensing reporting unit consists entirely of goodwill resulting from the repurchase of the Landec Ag minority interests.

The Company tests its intangible assets for impairment at least annually, in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”).  When evaluating indefinite-lived intangible assets for impairment, SFAS 142 requires the Company to compare the fair value of the asset to its carrying value to determine if there is an impairment loss. SFAS 142 requires the Company to evaluate goodwill for impairment by first comparing the fair value of the reporting unit to its carrying value to determine if there is an impairment loss.  If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired; thus application of the second step of the two-step approach in SFAS 142 is not required.  Application of the intangible assets impairment tests requires significant judgment by management, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of intangible assets to reporting units, and the determination of the fair value of each indefinite-lived intangible asset and reporting unit based upon projections of future net cash flows, discount rates and market multiples, which judgments and projections are inherently uncertain.

Mr. Rufus Decker
March 27, 2009

The Company tested its intangible assets for impairment as of July 20, 2008 and determined that no adjustments to the carrying values of the intangible assets were necessary as of that date.  On a quarterly basis, the Company considers the need to update its most recent annual tests for possible impairment of its intangible assets, based on management’s assessment of changes in its business and other economic factors since the most recent annual evaluation.  Such changes, if significant or material, could indicate a need to update the most recent annual tests for impairment of the intangible assets during the current period.  The results of these tests could lead to write-downs of the carrying values of the intangible assets in the current period.
The Company uses the discounted cash flow (“DCF”) approach to develop an estimate of fair value.  The DCF approach recognizes that current value is premised on the expected receipt of future economic benefits.  Indications of value are developed by discounting projected future net cash flows to their present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.  The market approach was not used to value the Food Products Technology and Technology Licensing reporting units (the “Reporting Units”) because insufficient market comparables exist to enable the Company to develop a reasonable fair value of its intangible assets due to the unique nature of each of the Company’s Reporting Units.

The DCF approach requires the Company to exercise judgment in determining future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future product sales, which are inherently difficult to predict. These net cash flows are discounted at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

The DCF associated with the Technology Licensing reporting unit is based on the Company’s current license agreement with Monsanto (the “License Agreement”).  Under the License Agreement, Landec Ag receives a license fee of $2.6 million in cash per year for five years beginning in December 2006, and a fee payable to Landec of $4.0 million if Monsanto elects to terminate the License Agreement, or $8.0 million if Monsanto elects to purchase all of the outstanding stock of Landec Ag.  If the purchase option is exercised before the fifth anniversary of the License Agreement, or if Monsanto elects to terminate the License Agreement, all annual license fees that have not been paid to Landec Ag will become due upon the purchase or termination.  As of May 25, 2008, the fair value of the Technology Licensing reporting unit, as determined by the DCF approach, is more than double its book value, and therefore, no intangible asset impairment was deemed to exist.  The discount rate utilized of 4.5% approximates the risk free interest rate as the cash flow stream is guaranteed under the terms of the License Agreement.  A 1% increase in the discount rate would result in approximately a 2% decline in the fair value of the reporting unit.

Mr. Rufus Decker
March 27, 2009

The DCF associated with the Food Products Technology reporting unit is based on management’s five-year projection of revenues, gross profits and operating profits by fiscal year and assumes a 40% effective tax rate for each year.  Management takes into account the historical trends of Apio and the industry categories in which Apio operates along with inflationary factors, current economic conditions, new product introductions, cost of sales, operating expenses, capital requirements and other relevant data when developing its projection.  As of May 25, 2008, the fair value of the Food Products Technology reporting unit, as determined by the DCF approach, was more than triple its carrying value, and therefore, no intangible asset impairment was deemed to exist. A 1% increase in the discount rate would result in approximately a 4% decline in the fair value of the reporting unit. Therefore, even significant negative changes in the Company’s revenue and margin projections for the Food Products Technology business or discount rate utilized would be unlikely to result in the impairment of the intangible assets of the Food Products Technology reporting unit as of May 25, 2008.”

Liquidity and Capital Resources – Cash Flows from Operations, page 37

4.
Comment:  Please enhance your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows.  For example, you should expand upon your disclosure to discuss in greater detail that “the primary sources of cash from operating activities during fiscal year 2008 were from net income of $13.5 million and non-cash expenses of $3.1 million...”  Specifically, you should discuss changes in your working capital accounts such as accounts receivable, accounts payable, etc. and the reasons for those changes.

Response:  The Company will include expanded disclosure similar to the following in its future filings, updated, as applicable, for the relevant reporting periods:

“Landec generated $17.5 million of cash flow from operating activities during the fiscal year ended May 25, 2008 compared to using $2.5 million for operating activities during the fiscal year ended May 27, 2007.  The primary sources of cash from operating activities during fiscal year 2008 were from net income of $13.5 million, non-cash related expenses of $3.1 million, such as depreciation and stock based compensation and a net change of $837,000 in working capital.  The primary changes in working capital were (1) a $1.8 million increase in accounts receivable due to the increase in revenues in fiscal year 2008 compared to fiscal year 2007, (2) a $4.8 million increase in accounts payable due to the timing of payments and the increase in cost of sales in fiscal year 2008 compared to fiscal year 2007, (3) a $929,000 decrease in accrued compensation primarily due to no bonuses being earned at the Corporate level in fiscal year 2008 compared to $916,000 in bonuses being earned at the Corporate level in fiscal year 2007, (4) a $1.6 million increase in other accrued liabilities primarily attributable to: (a ) a $900,000 increase in the accrual for auditing and tax fees as a result of a change in accountants at fiscal year end and tax fees related to several tax projects, (b) a $250,000 increase for legal and consulting fees (c) a $250,000 increase in the accrual for utility expenses due to the timing of billings and (d) a $100,000 net increase in numerous miscellaneous accruals and (5) a $1.9 million decrease in deferred revenue primarily due to the recognition of $4.6 million of revenue associated with deferred revenue from the Monsanto licensing agreement partially offset by the receipt of the annual cash payment of $2.6 million from Monsanto during fiscal year 2008.”

Mr. Rufus Decker
March 27, 2009

Financial Statements

1.  Organization, Basis of Presentation, and Summary of Significant Accounting Policies, page 49

Basis of Consolidation, page 49

5.
Comment:  You indicate that Monsanto has a variable interest in Landec Ag and therefore Landec Ag has been determined to be a VIE.  You also determined that you are the primary beneficiary of Landec Ag and therefore the accounts of Landec Ag are consolidated in your financial statements.  Please disclose how you determined that Landec Ag is a variable interest entity pursuant to paragraphs 4 and 5 through 7 of FIN 46R.  If based on this analysis, Landec is a VIE, please also disclose how you determined you were the primary beneficiary of this entity as well as provide the other disclosures required by paragraph 23 of FIN 46(R).

Response:  Before directly addressing your specific questions regarding the Company’s transactions with Monsanto, we wish to supplementally provide a brief description of the transaction with Monsanto to provide additional context for the Company's answers to your specific questions.  Please refer to the following background when reviewing the response to this Comment, as well as the responses to Comments 9 and 12.

Mr. Rufus Decker
March 27, 2009

Background:

On December 1, 2006, Landec sold its direct marketing and sales seed company, Fielder’s Choice Direct (“FCD”), which included the FCD and Heartland Hybrid brands to American Seeds, Inc. (“ASI”), a wholly owned subsidiary of Monsanto Company.  FCD comprised the majority of Landec Ag’s operations; however, Landec, the parent corporation of Landec Ag, retained its proprietary polymer technology.  In conjunction with the sale of FCD to Monsanto, the Company entered into a five year co-exclusive technology license agreement with Monsanto for the use of Landec's Intellicoat® polymer seed coating technology (such sale of FCD is referred to herein as the “Monsanto Transaction”).

The following is a summary of the terms of the Monsanto Transaction:

•	The Company sold 100% of its wholly owned subsidiary, FCD, to ASI for $50 million, before transaction expenses.

•
The Company entered into a five-year co-exclusive worldwide license, supply and R&D agreement (the “License Agreement”) which requires Monsanto to make minimum payments of $2.6 million per year, or $13 million in total, for the supply of polymer and/or formulation, the patent and know-how license, the formulation license, and the trademark license for use in the Field (meaning the treatment and coating of seeds, including without limitation, the seeds of corn, soybean, cotton, canola, and vegetables and the use of such coated seeds) during the term of the License Agreement.  The License Agreement also requires Landec to provide R&D support and polymer/formulation production support over the term of the License Agreement.  In addition, the License Agreement requires Monsanto to pay all operating services costs (which are comprised of R&D expenses, labor costs, SG&A expenses and production expenses) of Landec Ag over the term of the License Agreement and to purchase Intellicoat polymer and/or formulations made by Landec Ag for 120% (the negotiated price) of Landec Ag’s direct cost basis (excluding any operating services costs).

•
Monsanto received an option to purchase all of the outstanding shares of Landec Ag during the five-year term of the License Agreement for a total of $8 million (the “Buy-Out Option”).  If Monsanto were to exercise the Buy-Out Option, it would own all the shares of Landec Ag and the right to the Intellicoat coating technology for specific fields of use.

•
Monsanto is required to pay a $4 million termination fee at the end of the five-year term if it does not purchase all of the outstanding shares of Landec Ag, in which case the License Agreement will be terminated and all of the rights under the License Agreement will revert back to Landec.

Mr. Rufus Decker
March 27, 2009

Accordingly, under the Monsanto Transaction, Landec will receive minimum guaranteed payments of $67 million, assuming Monsanto does not elect to purchase Landec Ag, or $71 million in maximum payments, if Monsanto does elect to purchase Landec Ag, plus reimbursement for costs.

Response to Comment 5:

Under the terms of the License Agreement, Monsanto received an option to purchase 100% of the outstanding shares of Landec Ag.  The Company concluded that Monsanto’s option qualified as a variable interest in Landec Ag.

Paragraph 5.b.(3) of FIN 46R concludes that stockholders do not have the right to residual returns if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.  Monsanto’s call option is a separate instrument that limits the returns of the current group of at-risk stockholders.  Thus, by design, those stockholders do not have the characteristics of a controlling financial interest.  Additionally, Landec Ag does not qualify for any of the exceptions outlined in paragraph 4 of FIN 46R. As a result, the Company concluded that Landec Ag is a VIE.

In determining whether or not Landec is the primary beneficiary, the Company considered FIN 46R paragraph 16(d)(1) to determine whether the relationship between Landec Ag and Monsanto would designate them as related parties.  The Company considered clause 3.6 of the License Agreement whereby Monsanto is “locking-up” Landec for a period of 5 years and prohibiting management from making decisions that a “typical” equity investor would make, to determine if this results in a de facto agency relationship.

In considering paragraph 16(d)(1) of FIN 46R, it appears that Monsanto is a related party for purposes of FIN 46R.  Further, the Company considered paragraph 17 of FIN 46R to determine whether Landec or Monsanto is “most closely associated” with Landec Ag. Specifically, paragraph 17(a) provides that a principal-agency relationship exists if one member of a group (agent) is acting on behalf of another member (the principal).

While Landec Ag performs certain functions, including R&D, that could ultimately accrue to the benefit of Monsanto if it decides to exercise its option to purchase all of the outstanding stock of Landec Ag, the employees performing those functions are employees of Landec Ag and report to the Chief Operating Officer of Landec.  Monsanto does not direct the employees of Landec Ag.

The Company also considered “other” qualitative factors that indicate that Landec is the primary beneficiary, including the following:

Mr. Rufus Decker
March 27, 2009

1)
The License Agreement was structured as a co-exclusive agreement, not an exclusive agreement, as the Company believed it needed to protect its rights to be able to sell Intellicoat coated products to customers, in crops that Monsanto elects not to pursue, or to third parties that insist that Landec Ag be the supplier, rather than Monsanto (e.g. Monsanto competitors).  Any sales by Landec Ag under this co-exclusive arrangement will be the revenues and profits or losses of Landec Ag.

2)
Landec Ag is obligated to pay a royalty to Monsanto of 35% of the gross profit received on Landec Ag direct sales.  Landec Ag was willing to pay such a high royalty in order to be able to sell this technology without Monsanto’s assistance during the term of the License Agreement. Additionally, if Landec Ag’s sales exceeded 25% of the total sales of Intellicoat based products sold by Monsanto and Landec Ag, Landec Ag is required to renegotiate the percentage of Landec Ag’s operating expenses paid by Monsanto to Landec Ag, which would result in additional expenses being incurred by Landec Ag.

3)
If Monsanto ultimately rejects the Intellicoat technology and terminates the License Agreement, this could very well be perceived as a failure of the Intellicoat technology in the marketplace.  If this occurs, Landec Ag will once again be forced to develop this business on its own.  It will be very costly if Landec Ag has to re-establish a marketing program for the Intellicoat application and overcome the perception that the technology has failed.

4)
Monsanto is responsible for up to $10,000 of the annual patent costs associated with the licensed technology.  Landec is responsible for all patent costs exceeding $10,000.  As the focus on the Intellicoat technology changes to new, yet to be patented applications, such as controlled and modulated release of actives from seed coatings using Landec Ag’s seed coating technology, then the cost associated with securing proprietary positions will go up substantially.   Landec may easily incur annual patent costs well in excess of $100,000 to protect and defend its current patents and to apply for and obtain new patents for the use of its polymer technology.

5)
Although Monsanto bears the financial responsibility for the operating costs of Landec Ag and provides input to the annual budget and work plan for Landec Ag, Landec, through its control of Landec Ag, controls the ultimate amount of these costs and how these funds are applied at Landec Ag.  The Chief Operating Officer of Landec has the management responsibility for Landec Ag business operations. The General Manager of Landec Ag reviews all activities of the Landec Ag business included in the work plan and annual budget with the Landec Chief Operating Officer, before communicating with Monsanto.  This includes specific work objectives, R&D objectives, operating budgets, sales strategies for products sold by Landec Ag, sales revenue objectives and manufacturing costs. All decisions regarding staffing and salary are determined and approved by Landec before being discussed with Monsanto. All intellectual property issues, capital expenses and General Manager expense accounts are reviewed and approved by the Chief Operating Officer of Landec.

Mr. Rufus Decker
March 27, 2009

6)
Landec has entered into a number of R&D and license agreements in its history that have resulted in significant R&D monies being paid to Landec.  The risk of failure for such programs has been high since many of these programs failed to achieve the partnership objectives due to either technical or market reasons, or because of a change in direction or program leadership at the partner company.  In each case, long term royalties and/or supply payments to Landec from these license and R&D agreements were projected to provide a significant revenue source to Landec in addition to the initial R&D support or license fees.  The majority of Landec’s license agreements have not fulfilled their overall objectives, further supporting the argument that there are risks to Landec under the License Agreement and it is far from certain that Monsanto will exercise its buy-out option.

Based on the qualitative factors listed above, the Company believes that Landec is the primary beneficiary of Landec Ag, and therefore Landec Ag should be consolidated with Landec for financial reporting purposes.  The Company supplementally advises that the amounts included in the consolidation as a result of including Landec Ag are not significant to the consolidated financial statements of Landec:

•	Net assets constituted less than ½ of 1% of consolidated Landec assets;
•	Revenues recognized from the License Agreement for fiscal years 2007 and 2008 represented approximately 1.3% and 2.3%, respectively, of Landec’s consolidated revenues for those years; and
•	While revenues would be presented separately if Landec Ag were not consolidated, there would be no change to net income or cash flows.

Below we present the financial effect of consolidating Landec Ag into the Landec consolidated financial statements for the respective years (in thousands):

	Fiscal Year Ended 5/27/07	Fiscal Year Ended 5/25/08
Statement of Income Data:
Revenues, excluding Landec Ag	$207,798	$233,127
Landec Ag revenues	2,700	5,400
Consolidated revenues	$210,498	$238,527

Balance Sheet Data:
Assets, excluding Landec Ag	$140,739	$132,724
Landec Ag assets	629	514
Consolidated assets	$141,368	$133,238

Shareholders’ Equity, excluding Landec Ag	$110,228	$114,426
Landec Ag shareholders’ equity	—	—
Consolidated shareholders’ equity	$110,228	$114,426

Mr. Rufus Decker
March 27, 2009

In future filings, the Company will supplement its FIN 46(R) disclosure to reflect the requirements of paragraph 23 of FIN 46(R) as follows:

“Landec Ag exists solely to administer the license and supply agreement between Landec and Monsanto Company. At May 25, 2008 and May 27, 2007, Landec Ag had total assets of approximately $500,000 and $600,000, respectively.”

None of Landec’s assets serve as collateral for the obligations of Landec Ag, and there is no restriction on the recourse of creditors or beneficial interest holders of Landec Ag to the general credit of Landec. As such, we have concluded that the required disclosures related to paragraph 23 b. and c. of FIN 46(R) are not applicable.

Revenue Recognition, page 51

6.
Comment:  We note that you recognize revenue when, in part, title has passed.  Please revise to clarify, if true, that delivery occurs when title passes.  Otherwise, provide us with additional information for us to understand the appropriateness of your revenue recognition policy.  Refer to SAB Topic 13.

Response:  In future filings the Company will modify its revenue recognition disclosure to reflect that delivery occurs when title passes as follows:

“Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, title has transferred, the price is fixed and determinable and collectibility is reasonably assured.  Allowances are established for estimated uncollectible amounts, product returns and discounts.”

Mr. Rufus Decker
March 27, 2009

7.
Comment:  We note, as indicated on page 30 and elsewhere in your filing, that $60,414,000 and $49,706,000 of your product sales in fiscal years 2008 and 2007 relate to trading revenues.  We also note that $167,817,000 and $154,744,000 of your product sales in fiscal years 2008 and 2007 relate to the sale of specialty packaged fresh-cut and whole vegetable products that are washed and packaged in your propriety packaging.  We further note that you have relatively immaterial inventory and accounts receivable balances as of May 25, 2008 and May 27, 2007 relative to the revenues you generated in those fiscal years.  Please clarify whether you take title to the produce you trade and/or the produce you package and with reference to EITF 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent, please address the indicators of gross and net revenue reporting to support your accounting.  Consider addressing these indicators in your critical accounting policy disclosures.

Response:

Relationship of inventory and accounts receivable balances to revenues

The Food Products Technology segment markets and packs specialty packaged whole and fresh-cut vegetables that incorporate the BreatheWay specialty packaging for the retail grocery, club store and food services industry.  In addition, the Food Products Technology segment sells BreatheWay packaging to partners for non-vegetable products.  The Commodity Trading segment consists of revenues generated from the purchase and sale of primarily whole commodity fruit and vegetable products to Asia and domestically to Wal-Mart.  In both segments, the Company takes title to the produce it trades and/or packages.

Both the Food Products Technology and Commodity Trading segments operate in the fresh produce business where product lives are extremely short, measured in days, and where the normal accepted business practice across the industry is to liquidate both receivables and payables promptly, generally in 21 to 30 days.  This business practice developed within the produce industry as a result of several unique factors including the short shelf-life of the fresh produce and the impracticability of returning such produce, as well as certain statutory requirements regarding standard payment terms in the absence of a contract.

Within the Food Products Technology segment, the Company maintains inventories of both raw vegetable product inputs and packaging materials inputs.  Raw vegetable product inputs on hand represent less than 5 days of production, again due to the highly perishable nature of the product.  Raw vegetable product costs represent approximately 60% of the total cost inputs for finished goods.  Packaging materials inputs on hand represent approximately 20% of the total cost of inputs for finished goods and carrying levels are typically between 30 to 60 days of usage for such materials.  Within the Commodity Trading segment, the Company maintains inventories for goods in transit which represent approximately 20 days of trading revenues.

Mr. Rufus Decker
March 27, 2009

In future filings, the Company will add language similar to the following to its discussion of critical accounting policies to clarify that the Company takes title to all produce it trades and produces:

“The Company takes title to all produce it trades and/or packages, and therefore, records the inventory at the time title passes to the Company.”

Taking title to inventory with reference to indicators of gross and net revenue identified in EITF 99-19

As noted above, in both segments, the Company takes title to the produce it trades and/or packages. The following paragraphs further address your query regarding our consideration of gross and net revenue reporting with reference to the applicable paragraphs of EITF 99-19.

Indicators of Gross Revenue Reporting
Paragraph 7 - The Company is primary obligor in the arrangement.
In both the Food Products Technology and Commodity Trading segments, the Company is responsible for all aspects of sales order fulfillment, including entering into purchase contracts and commitments for raw materials, inspection and acceptance of such materials at the manufacturing and shipping locations, conversion through the manufacturing process of such raw product inputs into finished goods inventory and the staging and shipping of the finished goods to the end customer.

Paragraph 8 - The Company has general inventory risk.
In both the Food Products Technology and Commodity Trading segments, the Company is responsible for all aspects of general inventory risk and experiences routine shrinkage associated with such inventory management responsibilities for both raw materials inputs and for finished goods until title for such goods is transferred to the customer.

Paragraph 9 - The Company has latitude in establishing price.
In both the Food Products Technology and Commodity Trading segments, the Company is responsible for negotiating pricing with its customers in the context of a competitive market place.

Mr. Rufus Decker
March 27, 2009

Paragraph 10 - The Company changes the product or performs part of the service.
In the Food Products Technology segment, the Company converts raw product inputs through the manufacturing process into finished goods inventory, which is then sold to the customer.

In the Commodity Trading segment, the Company procures the product through relationships with suppliers, coordinates delivery of such product to an agreed upon shipping point, and in some cases arranges for delivery of the product to the customer through various methods including truck and ocean freight carriers.

Paragraph 11 - The Company has discretion in supplier selection.
In both the Food Products Technology and Commodity Trading segments, the Company is responsible for all supplier selection decisions including quality, price and delivery terms.  The Company has multiple suppliers for each raw material item and purchases from each based on the best available terms and availability of such raw materials.

Paragraph 12 - The Company is involved in the determination of product or service specifications
In both the Food Products Technology and Commodity Trading segments, the Company is responsible, in coordination with its customers, for developing product specifications with regard to product quality.

Paragraph 13 - The Company has physical loss of inventory risk.
In both the Food Products Technology and Commodity Trading segments, the Company has a risk of physical loss of inventory and routinely experiences such losses, primarily with regard to raw materials accepted and on hand which are subject to spoilage or obsolescence.

Paragraph 14 - The Company has credit risk.
In both the Food Products Technology and Commodity Trading segments, the Company has credit risk for all receivables and routinely evaluates its accounts receivable for the probability of such loss.  The Company is responsible for all collection follow up and employs individuals whose responsibility it is to effect collection of past due receivables.

The above analysis regarding gross revenue eliminates the need for any additional discussion regarding net revenue as it makes clear the Company’s position on reporting gross revenue as a principal versus net revenue as an agent.

Mr. Rufus Decker
March 27, 2009

Recent Accounting Pronouncements, page 58

8.
Comment:  We note that you adopted of EITF 06-3 and that you record the expenses for sales and use taxes to general and administrative expenses.  The Task Force reached a consensus that the presentation of taxes on either a gross basis or a net basis is an accounting policy decision that should be disclosed pursuant to Opinion 22.  In addition, for any such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant.  If necessary, please quantify these amounts as required by EITF 06-3.

Response:  The Company is exempt from collection of sales and use taxes because all of its revenue is derived from either the sale of produce items, which are exempt from such taxes, or from licensing and royalty fees or from the supply of products to customers who use those products to produce products for resale, which are also exempt from such taxes.  As EITF 06-3 does not appear to apply to the Company, the Company plans to exclude any reference to this pronouncement in its future filings.

2.  Sale of Fielder’s Choice Direct and License Agreement, page 59

9.
Comment:  We note that on December 31, 2006, you sold FCD to ASI, a wholly owned subsidiary of Monsanto.  On that same day you entered into a five-year co- exclusive technology and polymer supply agreement with Monsanto for the use of your Intellicoat polymer seed coating technology.  As a result of these transactions, you recorded income from the sale of FCD, net of direct expenses and bonuses, of $22.7 million.  We also note that you recorded a deferred gain of $10 million which will be recognized as revenue over five years.  Please provide the following:

•	Tell us the fair value of the technology licensing agreement and how such fair value was determined.

•
Tell us why you did not use the technology licensing agreement’s fair value to allocate a portion of the $50 million FCD acquisition price to the license agreement (e.g. based on the relative fair values of FCD and the licensing agreement) rather than simply allocating the residual value to the licensing agreement.

Response:  Please refer to the background regarding the Monsanto Transaction provided in the beginning of the response to Comment 5.

Mr. Rufus Decker
March 27, 2009

(a)  Additional Background

The assets of FCD comprised 97% of the assets of Landec Ag at the time of the sale of FCD to Monsanto.  After the sale of FCD, Landec Ag (which was comprised only of the Intellicoat seed coating business) had $1.1 million of assets which was primarily comprised of inventory of $480,000, which is being sold to Monsanto at cost as it is used, and net PP&E of $508,000.  Concurrently, the Company entered into a license, supply and R&D agreement (the “License Agreement”) with Monsanto under which the Company licenses and supports its Intellicoat seed coating technology (collectively the “Monsanto Transaction”).

The following summarizes revenues and expenses associated with the License Agreement (in thousands):

	Fiscal Year Ended 5/27/07	Fiscal Year Ended 5/25/08
Revenues from sale of inventories	$131	$0

Cost of Sales on inventory sold	$184	$0

R&D costs reimbursed by Monsanto	$1,065	$1,496

License revenue	$2,700	$5,400

(b)  Accounting Conclusion and Basis for Conclusion

The Company determined that there were multiple components included in the Monsanto Transaction, comprised of (1) the disposition of a business (the sale of FCD), (2) the issuance of a financial instrument (the Buy-Out Option) and (3) revenue generating components associated with activities to be performed pursuant to the License Agreement.  The Company notes that there is no authoritative accounting literature that specifies how the proceeds received or to be received from a counterparty should be allocated to the various components of a transaction that includes the disposition of a business, and components outside of normal revenue recognition. The Company noted, however, that Mr. Joseph McGrath of the Office of the Chief Accountant made certain remarks relating to the accounting for multiple-element arrangements outside the area of revenue recognition in a speech given at the 2006 AICPA National Conference on Current SEC and PCAOB Developments.  The Company considered available guidance and determined that the proceeds of the Monsanto Transaction should be allocated to the various elements described above to the extent practical based on fair value evidence, and not based on contractually specified amounts.

Mr. Rufus Decker
March 27, 2009

Accordingly, the Company obtained appraisals, for which management gained sufficient understanding of the findings and results to take responsibility for the results as used for accounting and reporting purposes, for the non-ongoing (non-revenue) components of the transaction (i.e., the FCD disposition and the Buy-Out Option) to determine their relative fair market values.  The values assigned to these components were objectively determinable as comparative business information was readily available in order to perform the appraisals.  The fair market value of the FCD business of $40 million was determined based upon the discounted cash flow method and by using the market approach, which involved looking at the then available market data (including market values, reported sales prices, revenue multiples and the like) of other similarly situated, publicly traded companies in FCD’s line of business. The fair value of the Buy-Out Option, which was ultimately determined to be nominal, was determined utilizing market participant considerations. Its nominal value was largely driven by the significant additional capital investment that would be required by a market participant to operate Landec Ag at anticipated seed coating volumes to reach long-term economic viability.

For the ongoing components of the transaction relating to the License Agreement, the Company evaluated whether objective fair value evidence was available for that element.  The Company concluded that fair value of the License Agreement was not readily available as provided by paragraph 16 of EITF 00-21.  Paragraph 16 states that:

“the best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. Fair value evidence often consists of entity-specific or vendor-specific objective evidence (VSOE) of fair value. As discussed in paragraph 10 of SOP 97-2, VSOE of fair value is limited to (a) the price charged for a deliverable when it is sold separately or (b) for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace). The use of VSOE of fair value is preferable in all circumstances in which it is available. Third-party evidence of fair value (for example, prices of the vendor’s or any competitor’s largely interchangeable products or services in sales to similarly situated customers) is acceptable if VSOE of fair value is not available.”

Given the proprietary and unique nature of the License Agreement, the Company concluded that neither VSOE of fair value nor third-party evidence was available to establish the fair value of the License Agreement with any degree of precision using traditional valuation techniques for the following reasons:

Mr. Rufus Decker
March 27, 2009

1)
The licensed technology is proprietary to Landec and there is no other technology remotely similar to Landec’s Intellicoat technology on the market so there are no comparable transactions to refer to when attempting to determine fair value.

2)	This was Landec’s first ever third-party license of its Intellicoat technology.

3)
The Company’s previous or existing arrangements have related to technologies that have not reached commercial production prior to the execution of a license arrangement. As a result, the Company did not have other license and supply arrangements that represented a reasonable proxy for fair value using traditional valuation methodologies.

While the Company concluded that a reasonable objective estimate of the fair value of the License Agreement or its elements could not be determined using traditional fair value methodologies, the Company considered the following qualitative factors in concluding that the value allocated to the License Agreement was a reasonable approximation of fair value:

1)
Monsanto’s initial interest in entering into the transaction was the acquisition of the direct marketing business platform associated with FCD. The direct marketing concept was unique in the industry and represented a significant opportunity for Monsanto to pursue alternate routes to market and sell its own seed. As a result, the Company believed, based on their undersatnding of what the buyer was interested in buying, that it was reasonable that the majority of the transaction value was allocated to the sale of the business.

2)
The Company also considered its history of licensing technology and its current and historical supply arrangements with other third parties, noting that none involved proven technologies similar to the License Agreement with Monsanto. While those arrangements typically involved smaller amounts of license revenues and/or royalties, the Company concluded that the value of the License Agreement was not unreasonable given the proven viability of the Intellicoat technology and the market share of Monsanto.

3)
The Company felt that there was potential for large scale market acceptance of the seed coating technology through its collaboration with Monsanto, one of the countries largest seed producers, and as a result, believed that there was substantial value in the License Agreement with this strategic partner. The following factors were considered, however, in concluding that the majority of the transaction value was attributable to the sale of the business portion of the transaction as opposed to the License Agreement:

i.
The Intellicoat technology was still relatively new, and the broad adoption of the technology in the market was uncertain. As a result, its potential commercial success, if any, was difficult to determine. During fiscal year 2006, the last fiscal year prior to the sale of FCD, the sale of Intellicoat coated seed products represented 3% of total Landec Ag revenues.  Revenues generated from the sale of Intellicoat coated seed products for fiscal years 2006, 2005 and 2004 were $1.2 million, $1.2 million and $1.0 million, respectively.

Mr. Rufus Decker
March 27, 2009

ii.
Monsanto had never tested the Intellicoat technology prior to entering into the License Agreement and in fact was skeptical that it had broad-based commercialization potential based on the two then developed product uses.

Accordingly, the Company allocated amounts equaling the appraised fair value of the FCD business to that element of the arrangement.  Because the estimated fair value of the Buy-Out Option was nominal, the Company allocated no arrangement consideration to it, however, the $4 million of incremental proceeds to be received in the event the Buy-Out Option is exercised, was deferred due to its contingent nature.  The remainder of the consideration received or to be received from Monsanto was allocated to the License Agreement. The Company believes that there is a market precision in valuing the business and that the deferral amount related to the License Agreement is reasonable in the context of the overall transaction and in consideration of the factors noted above.

Under the Company’s approach, $22.7 million is reported as a gain, i.e. other income as opposed to revenue and gross margin. Any other allocation method would result in an increase in revenue and gross margin. The Company’s allocation methodology also results in all of the discount in the arrangement (if in fact there is any), being allocated to the future revenue-generating activities, thus resulting in all future revenues being recognized net of the discount in the Company’s reported revenue and gross profit in future reporting periods.

Although the Monsanto Transaction occurred in December 2006 and the Company’s decision as to the accounting for the transaction was determined concurrently, management subsequently also considered the remarks made by Mr. Eric West of the Office of the Chief Accountant at the 2007 AICPA National Conference on Current SEC and PCAOB Developments, at which he discussed analogizing to the provisions of EITF 00-21 for accounting for litigation settlements, another situation where components exist and are not revenue arrangements.

In his remarks, Mr. West stated (references omitted):

“An additional challenge that may arise when accounting for a litigation settlement is determining the proper allocation of consideration among the recognizable elements.  While EITF 00-21 was written for multiple element revenue arrangements, we believe that its allocation guidance is also useful to determine how to allocate consideration paid in a multiple element legal settlement. In this regard, we believe that it would be acceptable to value each element of the arrangement and allocate the consideration paid to each element using relative fair values.  To the extent that one of the elements of the arrangement just can’t be valued, we believe that a residual approach may be a reasonable solution.  In fact, we have found that many companies are not able to reliably estimate the fair value of the litigation component of any settlement and have not objected to judgments made when registrants have measured this component as a residual.  In a few circumstances companies have directly measured the value of the litigation settlement component.  In the fact pattern that I just described, the company may be able to calculate the value of the settlement by applying a royalty rate to the revenues derived from the products sold using the patented technology during the infringement period.  Admittedly, this approach requires judgment and we are willing to consider reasonable judgments.”

Mr. Rufus Decker
March 27, 2009

The Company believes that the method followed of allocating value to the components is appropriate and reasonable based on its specific facts, and consistent with the limited existing authoritative guidance applicable to such a transaction, including SEC stated views.

10.
Comment:  We note that in conjunction with the sale of FCD, you purchased all of the outstanding common stock and options of Landec Ag not owned by you at the fair market value of each share as if all options had been exercised as of December 1, 2006 of $7.4 million.  You indicate that the repurchase of Landec Ag’s outstanding common stock and options was recorded to retained earnings as the repurchase occurred after the sale of FCD to Monsanto.  Clarify why the sale of FCD to Monsanto impacted your accounting for the acquisition of Landec Ag common stock and options.  Please clarify herein and Note 9 Stockholders’ Equity - Shares Subject to Vesting whether the subsequent reclassification of $4.8 million from retained earnings to goodwill is a correction of an error.  If so, please fully address the guidance in SAB Topic 1M and SFAS 154.

Response:  In conjunction with and immediately following the sale of FCD to Monsanto, the Company repurchased all of the fully vested outstanding options (477,700) and common stock (850,528) of Landec Ag at the fair market value of each share as determined by management.  The options were repurchased net of the exercise price for a total purchase price of $2,549,000.  After the repurchase, Landec Ag became a wholly owned subsidiary of Landec.

Though the repurchase of the Landec Ag common stock and options occurred at the same time as the sale of FCD to Monsanto, the sale of FCD to Monsanto did not have an impact on the accounting for the repurchase of the Landec Ag common stock and options.

Mr. Rufus Decker
March 27, 2009

The Company’s reclassification of $4.8 million from retained earnings to goodwill was a correction of an error. The error was a result of applying FAS 123R to the repurchase of Landec Ag’s common stock rather than applying FAS 141. Upon identification of the error, the Company recorded the reclassification and disclosed it in the footnotes to the Company’s financial statements.

In connection with the reclassification, management considered both the quantitative and qualitative impact of the error in accordance with SAB Topic 1M as follows:

Quantitative Considerations

The increase in goodwill of $4.8 million is not considered significant to the overall understanding of the Company’s financial position or results of operations as the effect on current assets, total assets, and shareholders’ equity of less than 5% is not considered to be significant.  Further, there is no impact on the Company’s Statement of Income.

Qualitative Considerations

SAB 99 and SAB Topic 1M provide a list of factors that should be considered in determining whether a qualitative factor renders a misstatement material.  The Company has addressed each of these factors below, as it relates to the reclassification.

Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and if so, the degree of imprecision inherent in the estimate?

The error is capable of precise measurement and does not involve judgments or extensive estimates.

Does the misstatement mask a change in earnings or other trends and does the misstatement change a loss into income or vice versa?

No.  There is no impact to earnings of the reclassification of $4.8 million from retained earnings to goodwill. As such, the error does not mask any trends in results.

Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

Mr. Rufus Decker
March 27, 2009

No.  There is no impact to earnings resulting from the reclassification of $4.8 million from retained earnings to goodwill. As such, the error does not impact measures relevant in establishing analysts’ consensus expectations.

Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?

Yes, the misstatement does relate to an identifiable segment, however, it does not impact the segment’s operations or profitability.

Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?

No. The Company recalculated the covenants for FY08 and FY07 after taking the reclassification into account and the Company remains in compliance with its debt covenants.

Does the misstatement have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?

No.  The misstatement had no effect on management’s compensation.

Does the misstatement involve concealment of an unlawful transaction?

No. There is no indication of any of the errors involving the concealment of an unlawful transaction.

Does management expect a significant positive or negative market reaction to the disclosure of this misstatement?

No. As management has determined the errors not to be significant in all years affected, it did not believe there would be a reaction from the market to this reclassification as it affected the Company’s balance sheet only, with no change to operations. Further, the repurchase of the minority interest in Landec Ag was extensively disclosed and discussed with investors, analysts and ratings agencies at the time of the repurchase, and therefore, the reclassification of amounts related to goodwill out of accumulated deficit were not expected to impact the market’s reaction or its perception of the related transaction or the impact of the reclassification on Company operations.

11.
Comment:  You made references on pages 11 and 59 to the use of an independent appraiser in determining the fair value of FCD.  Please tell us the nature and extent of the appraiser’s involvement and tell us whether you believe they were acting as an expert as defined in the Securities Act of 1933.  If these actuaries are experts, you must delete your reference to them or name the parties.

Mr. Rufus Decker
March 27, 2009

Response:  The Company does not believe that the independent appraiser was acting as an expert for purposes of the Securities Act of 1933.  The independent appraiser was engaged by the Company to determine the fair value of FCD.  Management, however, gained a sufficient understanding of the findings and results of the independent appraiser to take responsibility for the results as used for accounting and reporting purposes. As such, the Company will remove any reference to the independent appraiser in all future filings.

Recent Accounting Pronouncements, page 58

12.
Comment:  You indicate that if Monsanto elects to purchase the stock of Landec Ag, a gain or loss on the sale of the stock of Landec Ag will be recognized at the time of purchase.  Based on the fair value of Landec Ag as of the latest balance sheet presented, disclose the estimated gain or loss that would be recognized.

Response:  Please refer to the background regarding the Monsanto Transaction provided in the beginning of the response to Comment 5.

Based on the terms of the License Agreement and the fact that Monsanto (1) may elect to accelerate the purchase of Landec Ag or (2) may elect to terminate the agreement before the end of the term of the License Agreement or (3) may or may not elect to purchase Landec Ag at the end of the term, results in significant uncertainty as to the final outcome of the License Agreement.  As such, the Company does not believe it would be appropriate to provide disclosure at this point of the estimated gain or loss on the potential sale of Landec Ag.

License Agreements, page 61

13.
Comment:  You indicate that on November 22, 2006 you received an additional 800,000 shares of preferred stock of Aesthetic Sciences.  Clarify why, as you indicate, the receipt of those additional shares did not change your 19.9% ownership interest in Aesthetic Sciences.

Response:  In accordance with the Series A Preferred Stock Purchase Agreement among Aesthetic Sciences and the investors which were signatories to that agreement (including Landec), Aesthetic Sciences agreed that if a specific milestone were met, (a) the investors would be required to purchase additional shares of Series A Preferred Stock of Aesthetic Sciences and (b) Landec would be entitled to anti-dilution protection and would receive additional shares of Series A Preferred Stock to maintain Landec’s 19.9% ownership of Aesthetic Sciences.  The milestone was met and on November 22, 2006, the investors purchased an additional 3,230,000 shares of Series A Preferred Stock and Landec received approximately 800,000 shares of Series A Preferred Stock so that it would continue to have a 19.9% ownership interest in Aesthetic Sciences.

Mr. Rufus Decker
March 27, 2009

14.
Comment:  You indicate that on May 14, 2006, you entered into an exclusive license and research and development agreement with Air Products and Chemicals, Inc.  You also indicate that in 2008 an amendment was entered into whereby certain technology applications were re-acquired as well as the elimination of an existing claim in order to refine the existing relationship.  As a result, you recorded a $600,000 expense to selling, general and administrative expense during the year ended May 25, 2008.  Please disclose the nature of the certain technology applications you required and the existing claim as well as the facts and circumstances that resulted in a $600,000 expense.  Please cite the accounting literature used to support our conclusions.

Response:  On March 14, 2006, the Company entered into an exclusive License and Research and Development Agreement (the “Original Agreement”) with Air Products and Chemicals, Inc. (“APD”).

As part of the Original Agreement, the parties agreed to an “impairment clause” for the first 3 years cumulatively (i.e. the period from inception through March 2009). The clause stated that if APD projected revenues were less than what was originally forecast, APD was allowed to recover the gross profit impact of the revenue shortfall from Landec. The Original Agreement provided for recovery of the amounts through a net settlement against amounts due to Landec under the terms of the agreement. The method of satisfying amounts due to APD under the impairment clause was negotiated as a matter of convenience (i.e. to avoid the exchange of payments and instead allow for net settlement) given that profit sharing payments were expected to exceed the maximum impairment that could exist under the terms of the arrangement.

On May 23, 2008, the parties agreed to amend certain of the terms in the Original Agreement (the “Amended Agreement”).  In addition to other minor modifications, the Amended Agreement included the following:

1.
APD agreed to return to Landec all rights APD had to two formerly licensed fields (i.e. applications of polymer technologies) – coatings and electronic material applications, so that Landec could pursue other opportunities relating to those fields.

2.	The parties agreed to eliminate the impairment clause.

Mr. Rufus Decker
March 27, 2009

The fields that Landec regained control over as a result of the amendment to the Original Agreement were fields that APD had exclusive rights to under the Original Agreement.  However, APD had not developed any applications of polymer technologies for those fields, was not selling or licensing any products related to the licensed materials in those fields and did not have any concrete plans to focus on the development of any such products or applications.  Landec repurchased the rights to these technologies because it was believed that licensing opportunities existed with other entities that could result in the opportunity to pursue alternate methods of deriving revenues from those fields.

In addition, it was decided that the impairment clause which the parties eliminated from the Original Agreement was not providing the appropriate incentive to APD to exceed forecasts. There were concerns that the impairment clause could result in tensions between the parties regarding revenues falling short of forecasts, causing deterioration in the overall relationship between Landec and APD.  As a result, APD and Landec decided to eliminate the clause to improve their working relationship and foster a more collaborative environment.

The parties agreed that the value of the amendments to the Original Agreement was approximately $600,000, which was paid by Landec to APD. Landec believed that the value was largely attributable to regaining control over the licensed fields to pursue alternate methods of deriving licensing revenue, and was based upon Landec’s history of generating revenue through license arrangements well in excess of $600,000, even in situations where long-term product development had not prevailed. The payment was not considered a reduction in revenue associated with the ongoing arrangement with APD under the provisions of EITF 01-09. Landec considered whether a portion of the value should be attributed to the elimination of the impairment clause, and therefore be recorded as a reduction to revenue, but concluded that the amount would be minor based upon the value expected from the reacquired control over the licensed fields.

Definitive Proxy Statement filed on September 2, 2008

Executive Compensation and Related Information, page 29
Compensation Discussion and Analysis, page 29
Base Salaries, page 30

15.
Comment:  Please tell us, with a view toward future disclosure, how you reconcile your statement that “the Committee expects that the base salaries should be in the mid to upper quartile of the range of base salaries for comparable positions” with your  “goal . . . to target base pay at the median level (that is, the 50th percentile),” as disclosed in the first full paragraph on page 30.

Mr. Rufus Decker
March 27, 2009

Response:  The Company’s goal is to target base pay at the median level or the 50th percentile of its peer group.  However, as indicated in the proxy statement, the Company, in determining base salary, also considers factors such as external pressures to attract and retain talent and market conditions generally, which may result in the need to pay higher base salaries.  Accordingly, to attract and retain the level of talent necessary for the Company to succeed, it expects that it will need to pay base salaries at or above the 50th percentile of the range of base salaries for comparable positions.

The Company will make clarifying changes in its future filings to address this comment.

FORM 1O-Q FOR THE QUARTERLY PERIOD ENDED NOVEMBER 30, 2008

General

16.	Comment: Please address the above comments in your interim filings as well.

Response:  To the extent applicable, the Company will reflect its responses to your comments in its future interim filings.

*           *           *

Mr. Rufus Decker
March 27, 2009

Attached to this response please find a statement from the Company acknowledging those items set forth in your letter.

Please call the undersigned at (415) 315-6364 if you have any questions.

Very truly yours,

/s/ Geoffrey P. Leonard

Geoffrey P. Leonard

GPL:knh

cc:	Gary T. Steele
Gregory S. Skinner

ACKNOWLEDGEMENT

The undersigned, Gregory Skinner, hereby acknowledges on behalf of Landec Corporation, a Delaware corporation (the “Company”), that in connection with responding to the comments of the Securities and Exchange Commission (the “SEC”) dated February 27, 2009:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

LANDEC CORPORATION

/s/ Gregory Skinner
Gregory Skinner, Chief Financial Officer